Filed by Agrium Inc.

(Commission File No. 333-157966)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company:

CF Industries Holdings, Inc.

NEWS RELEASE FOR IMMEDIATE RELEASE

Agrium reports fourth quarter results; well positioned for 2010

February 9, 2010 - ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today net earnings of $30-million ($0.19 diluted earnings per share) for the fourth quarter of 2009, compared with the net earnings of $124-million in the fourth quarter of 2008 ($0.79 diluted earnings per share). On an annual basis, 2009 net earnings were $366-million ($2.33 diluted earnings per share) as compared to net earnings of $1.3-billion ($8.34 diluted earnings per share) in 2008.

The 2009 fourth quarter results included losses of $35-million ($0.17 diluted earnings per share) on gas and other hedge positions and a $34-million expense ($0.17 diluted earnings per share) in stock-based compensation. Net earnings calculated on the same basis as our fourth quarter guidance would have been $84-million ($0.53 diluted earnings per share) for the fourth quarter of 2009, compared to our guidance range for the quarter of $0.14 to $0.44 diluted earnings per share. 1

“The fourth quarter of 2009 saw the initial stages of recovery in the crop input sector. We have seen increasing demand for domestic potash and a tight supply situation for nitrogen and phosphate products. Wholesale sales volumes were substantially higher this quarter across all products than the fourth quarter of last year, despite the shortened fall application season.” said Mike Wilson, Agrium President and CEO.

“We are seeing increasing signs that demand for crop nutrients and other crop inputs will be strong in the coming spring, despite some recent weakening in crop prices following the revised yield estimates from the USDA. Agrium is looking forward to a significant recovery in the crop input markets in 2010.”

KEY RESULTS AND DEVELOPMENTS

Cash flow from operating activities for the fourth quarter of 2009 contributed $904-million, compared to $671-million in the prior year. Furthermore, our net-debt to net-debt plus equity continued to decline in the fourth quarter, reaching 16 percent compared to 26 percent at the end of the third quarter of 2009. A $25-million tax recovery in the fourth quarter of 2009 was primarily due to the higher than expected proportion of income earned in lower taxed jurisdictions and a loss incurred in a higher taxed (U.S.) jurisdiction.

Agrium acquired 57 farm centers in the United States and Canada over the past several months. The combined annual sales for these acquisitions, including a limited number of independent U.S. outlets obtained earlier in 2009, is projected at approximately $350-million and the combined purchase price was approximately $100-million, including working capital.

[1]	2009 annual effective tax rate used for adjusted diluted earnings per share calculations.

Wholesale sales volumes increased significantly in the fourth quarter of 2009 compared to 2008, as both grower and retailer demand rebounded from last year, even with the shortened application window this fall. Wholesale sales volumes in the fourth quarter of 2009 were 35 percent, 69 percent, and 25 percent higher than the same period last year for nitrogen, phosphate, and potash, respectively.

In December 2009, Agrium announced that Egyptian Nitrogen Products Company S.A.E. (“ENPC”), a wholly owned subsidiary of MISR Fertilizer Production Company S.A.E. (“MOPCO”), had secured $1.05-billion of non-recourse project financing from a syndicate of Egyptian and regional banks. This will allow ENPC to proceed with tripling of the existing MOPCO nitrogen facility in Damietta, Egypt by 2012 1, bringing Agrium’s 26 percent equity interest in production from 176,000 tonnes to 546,000 tonnes of production. Under the financing plan, Agrium will not be required to put any further equity into the project. Agrium reported equity earnings of $6-million for its interest in MOPCO in the fourth quarter of 2009, bringing total equity earnings for 2009 to $20-million.

Agrium continues to be fully committed to acquiring CF Industries, Inc. (“CF”), and intends to continue to press the board of directors of CF to engage in negotiations with Agrium to execute a mutually beneficial merger agreement for our respective shareholders. On January 14, 2010, Agrium notified CF that Agrium will nominate two independent and highly qualified directors for election to CF’s board of directors at CF’s 2010 annual meeting of stockholders.

2009 Fourth Quarter Operating Results

NET EARNINGS

Agrium’s fourth quarter consolidated net earnings were $30-million, or $0.19 diluted earnings per share, compared with net earnings of $124-million, or $0.79 diluted earnings per share, for the same quarter of 2008. Net earnings before interest expense and income taxes (“EBIT”) were $31-million for the fourth quarter of 2009 compared with EBIT of $172-million for the fourth quarter of 2008. A reconciliation of EBIT to net earnings is provided in the section “Non-GAAP Measures”. Consolidated gross profit in the fourth quarter of 2009 was $383-million, a $139-million decrease compared with the fourth quarter of 2008. The decreases in quarter-over-quarter gross profit and EBIT were primarily driven by lower selling prices for our products, partially offset by an increase in sales volumes and lower cost of production. For discussion on the performance of each business unit, see section “Business Segment Performance”.

Expenses were $47-million lower in the fourth quarter of 2009 compared with the same period last year largely due to a combination of the following items:

•	an $87-million write-down in our EAgrium investment in the fourth quarter of 2008 (net to Agrium of $45-million after elimination of non-controlling interests);

•	a $41-million reduction in potash profit taxes; and,

•	a $22-million reduction in selling expenses.

[1]	See disclosure in the section “Outlook, Key Risks and Uncertainties” in this press release.

These favorable changes were partially offset by a $95-million change in other expenses as outlined in the table below:

Below is summary of our other expense (income) for the fourth quarter of 2009 and 2008:

Three months ended December 31,	2009	2008
Stock-based compensation	34	(35)
Loss on derivative financial instruments	35	87
Interest income	(11)	(11)
Foreign exchange (gain) loss	—	(98)
Other	(2)	18

	56	(39)

The tax recovery in the fourth quarter of 2009 was primarily due to the higher than expected proportion of income earned in lower taxed jurisdictions and a loss incurred in higher taxed (U.S.) jurisdiction. The effective tax rate was 22 percent for 2009, compared with 31 percent for 2008. The lower annual tax rate was due to a higher proportion of income earned in lower taxed jurisdictions in 2009, partially offset by Canadian income tax on the foreign exchange gains related to our U.S. dollar-denominated debt.

BUSINESS SEGMENT PERFORMANCE

Retail

Retail’s 2009 fourth quarter net sales were $738-million, compared to $1.0-billion in the fourth quarter of 2008. Gross profit was $189-million in the fourth quarter of 2009, compared to $228-million for the same period last year. Retail EBIT was a loss of $57-million in the fourth quarter of 2009, versus a loss of $54-million in the fourth quarter of 2008. 1

Crop nutrient net sales were $431-million this quarter compared to $631-million in the same quarter last year. Lower crop nutrient prices for the primary nutrients more than offset an increase in sales volumes this quarter compared to the same period last year. While crop nutrient sales volumes were above last year’s levels, they were still 20 percent below expected volumes due to the shortened fall application season. Gross profit for crop nutrients was $46-million this quarter compared to the fourth quarter results of $60-million achieved in 2008. This quarter over quarter variance in gross profit also reflects a $93-million write-down in nutrient inventory valuation in the fourth quarter of 2008. Crop nutrient margins averaged 11 percent in the fourth quarter of 2009, slightly higher than the third quarter of 2009 and slightly higher than the fourth quarter of 2008 including the write-down. The reduction in gross profit compared to last year was due to the decline in overall crop nutrient prices, both from the fourth quarter of 2008 and during 2009, therefore reducing the realizable margin, while the shortened fall application season limited the typically higher margin, full-service ammonia market. We anticipate crop nutrient margins to improve significantly in 2010 as demand is expected to be strong and inventory costs are below current replacement costs.2 Sales volumes at our South American operations were also higher this quarter when compared to the same period last year as rain has returned to the region, ending the worst drought in approximately 100 years. Gross profit from our South American retail operations was $10-million this quarter, compared to $7-million last year which included an $8-million write-down in inventory in the fourth quarter of 2008.

[1]

In the second quarter of 2009, a forward-looking statement indicated that 2009 Retail EBITDA was expected to be approximately $400-million, the realized EBITDA was $266-million with the reduction primarily related to lower than expected crop nutrient margins and sales volumes in the fall season.

[2]	See disclosure in the section “Outlook, Key Risks and Uncertainties” in this press release.

Crop protection net sales were $234-million in the fourth quarter of 2009, a 19 percent decrease from the $288-million in sales for the same period last year. This was mainly due to lower sales prices for glyphosate, which was partially offset by an 83 percent increase in glyphosate volumes this quarter compared to the same period last year. Gross profit this quarter was $98-million, a decrease of $35-million over last year’s $133-million, due primarily to timing differences in the recognition of volume rebates. On an annual basis, 2009 rebates exceeded 2008. Crop protection product margins as a percentage of net sales were 42 percent for the fourth quarter of 2009, as compared to 46 percent in the same period last year.

Net sales for seed, services and other decreased by 29 percent to $73-million this quarter, from $103-million in the fourth quarter of 2008. Gross profit was $45-million in the fourth quarter of 2009, compared to $35-million for the same period last year. Seed sales were $16-million in the fourth quarter of 2009, a decrease of 65 percent over the same period last year due primarily to less wheat acres being planted.

Gross profit from seed sales was $16-million this quarter compared to $7-million in the fourth quarter of 2008, due to timing of seed rebates recognition this year. Application services revenues were $32-million and gross profit was $24-million this quarter, both marginally higher than results from the same period last year. The relative strength in earnings from this product line in a difficult agricultural environment illustrates the benefits of the diversity in our Retail business.

Retail selling expenses for the fourth quarter of 2009 were $211-million, a 13 percent decline over last year’s level, primarily due to reduced fuel and maintenance costs and to lower salaries and performance incentives earned. Selling expenses as a percentage of net sales in the fourth quarter of 2009 was 29 percent, up significantly from the 24 percent in the same period last year. The 51 percent decrease in nutrient unit prices compared to the prior period was the primary contributor to the higher expense as a percent of sales.

Wholesale

Wholesale’s net sales were $716-million for the fourth quarter of 2009 compared to $982-million for the fourth quarter of 2008. Gross profit was $180-million in the fourth quarter of 2009, compared with the $283-million in the fourth quarter for 2008, due primarily to lower average sales prices across all three nutrients. The resulting reduction in quarter over quarter selling prices more than offset a 44 percent increase in sales volumes in the fourth quarter of 2009 when compared to the same period last year. The key factor driving the higher volumes during the quarter was a return to stronger demand from North American customers for all three nutrients, despite the shortened application season this fall. Cost of product sold for the fourth quarter of 2009 was $237 per tonne, $209 per tonne lower than the same quarter in 2008 due primarily to lower natural gas costs on nitrogen and $121-million of inventory write-downs in the fourth quarter of 2008. EBIT of $140-million in the fourth quarter of 2009 was $34-million higher than the fourth quarter of 2008 due primarily to lower potash profit taxes and derivative losses. Prior year EBIT was also impacted by a $45-million impairment, after non-controlling interest, of our former investment in EAgrium.

Nitrogen gross profit was $95-million this quarter, compared to $136-million in the same quarter last year. Benchmark prices and Agrium’s realized prices were lower than last year across all nitrogen products. Domestic and international ammonia and urea volumes were up significantly in the fourth quarter of 2009 compared to the same period last year. Nitrogen cost of product sold was $214 per tonne this quarter, significantly lower than the $317 per tonne in the fourth quarter of 2008. The lower production cost was primarily a result of lower North American gas prices. Agrium’s nitrogen margins averaged $102 per tonne this quarter, compared with $197 per tonne in the fourth quarter of last year.

Agrium’s overall natural gas cost was $4.82/MMBtu (including gas hedging) in the fourth quarter of 2009 versus $7.41/MMBtu in the fourth quarter of 2008. The U.S. benchmark (NYMEX) natural gas price for the fourth quarter of 2009 was $4.27/MMBtu, versus $6.82/MMBtu in the same quarter last year and $3.41/MMBtu in the third quarter of 2009. The AECO (Alberta) basis narrowed to $0.28/MMBtu in the fourth quarter of 2009, compared to $0.98/MMBtu in same period of 2008.

Potash gross profit was $74-million ($210 per tonne) in the fourth quarter of 2009 versus $159-million ($562 per tonne) in the fourth quarter of 2008. The average realized sales price was $382 per tonne this quarter, down from $678 per tonne for the same period last year. Sales volumes were 353,000 tonnes, an increase of 25 percent from the same period last year. Domestic demand was up 81 percent compared to the same period last year; while international sales remained significantly lower than the fourth quarter of 2008 due to continued uncertainty in international markets given the negotiations for a new supply contract with China were not complete. Cost of product sold on a per tonne basis was $172 per tonne or $56 per tonne higher than for the same quarter last year, partly due to the stronger Canadian dollar and lower operating rates at our Vanscoy facility.

Phosphate gross profit was $1-million this quarter, compared to $86-million in the same quarter last year. Realized sales prices averaged $392 per tonne, down $725 per tonne when compared to the record $1,117 per tonne price achieved in the same quarter last year. Sales volume this quarter was 232,000 tonnes, representing a 69 percent increase as compared to the same quarter in 2008. Phosphate cost of product sold was $388 per tonne or $101 per tonne lower than the fourth quarter of 2008, primarily due to lower ammonia and sulphur costs. The phosphate market experienced improvement in benchmark prices in the fourth quarter from the previous quarter in 2009. When compared to the third quarter of this year, average realized sales prices for the fourth quarter of 2009 were $24 per tonne higher and benchmark prices have continued to climb into 2010.

Gross profit for the Purchase for Resale business in the fourth quarter of 2009 was $2-million versus a loss of $108-million for the same period last year. The majority of the variance was due to an inventory write-down of $121-million taken in the fourth quarter of 2008.

Wholesale expenses were $137-million lower in the fourth quarter of 2009 than the same period last year. This was primarily due to a $45-million impairment (after non-controlling interest) booked in the fourth quarter of 2008 of our former investment in EAgrium and a $51-million reduction in hedging losses on our natural gas, power and foreign exchange derivatives. The remainder of reduction in expenses was due to lower potash profit taxes in the fourth quarter of 2009 primarily as a result of lower quarter-over-quarter margins.

Advanced Technologies

Advanced Technologies’ fourth quarter 2009 net sales were $95-million compared to $76-million in the fourth quarter of 2008. The increase was primarily attributed to the inclusion of the new turf and ornamental business that was transferred from Retail to Advanced Technologies in 2009. Although ESN sales volumes were up 88 percent in the fourth quarter of 2009 compared to the same period in 2008, net sales were impacted by lower average realized sales prices in ESN and other controlled release products versus the fourth quarter of 2008, as a result of a decline in the price of urea.

Gross profit for Advanced Technologies was $16-million for the quarter, compared with $17-million for the same period last year. EBITDA was $8-million lower this quarter versus the comparable period in 2008 due to lower average realized sales prices and margins for products sold and higher selling, general and administrative costs. Selling, general and administrative costs for Advanced Technologies were $10-million higher in the fourth quarter of 2009 than the same period last year due primarily to the relocation of the segment’s corporate offices to Loveland, Colorado and the inclusion of costs related to the new turf and ornamental operations transferred from Retail.

Other

EBIT for our other non-operating business unit for the fourth quarter of 2009 was a loss of $46-million, a decrease of $160-million compared with earnings of $114-million for the fourth quarter of 2008. The decrease reflected the absence of foreign exchange gains which occurred in the fourth quarter of 2008, and an increase in stock-based compensation expense driven by an increase in our share price in the fourth quarter of 2009 compared with a decrease in the comparative period of 2008.

LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operating activities was $904-million in the fourth quarter of 2009, compared with $671-million in the same period of 2008. This $233-million increase in cash provided by operating activities was due to:

•	a $69-million increase in non-cash stock-based compensation expense; and,

•	a $610-million increase in non-cash working capital.

The increase in non-cash working capital is primarily driven by the increase in accounts payable and accrued liabilities partially offset by the change in accounts receivable.

The favorable cash inflow provided by operating activities were partially offset by:

•	a $94-million decrease in net earnings;

•	lower non-cash inventory and purchase commitment write-downs, and,

•	a $180-million non-cash decrease in the net future income tax liabilities.

Cash used in investing activities increased by $48-million due to higher capital expenditures in the fourth quarter of 2009. Capital expenditures for 2009 were $313-million compared with our forecast previously disclosed in our third quarter MD&A1, as we chose to defer several projects and initiatives into 2010 to conserve cash while we have an outstanding offer for CF Industries Holdings, Inc.

Cash used in financing activities was $24-million in the fourth quarter of 2009 compared with $381-million in the same period of 2008. The change reflected the pay-down of our bank indebtedness and long-term debt, and funds used for shares repurchased in the fourth quarter of 2008.

Short-term credit facilities available at December 31, 2009 a)	Total	Unutilized	Utilized
(millions of U.S. dollars)
North American revolving credit facilities expiring 2010 and 2012b)	835	835	—
European credit facilities expiring in 2010c)d)	450	376	74
South American credit facilities expiring 2010 to 2012	121	89	32

	1,406	1,300	106

a)	As of December 31, 2009, a total of $200-million was available from our accounts receivable securitization facility. For further information, see discussion under the section “Off-Balance Sheet Arrangements” on page 75 of our 2008 Annual Report.
b)	Outstanding letters of credit issued under the Company’s revolving credit facilities at December 31, 2009 were $74-million, reducing credit available under the facilities to $761-million.
c)	Of the total, $137-million is secured. Security pledged for the utilized balance includes inventory, accounts receivable and other items with a total carrying value of $87-million. The utilized balance includes Euro-denominated debt of $31-million.
d)	In December 2009, the Company entered into a multi-currency revolving facility for Euro-denominated debt of $172-million to replace $160-million of existing credit facilities. The facility expires in 2011.

[1]

In the third quarter of 2009, a forward-looking statement indicated that we expected our total capital expenditures for 2009 to be in excess of 10 percent lower than the $450-million previously disclosed in our 2008 annual MD&A.

OUTSTANDING SHARE DATA

The number of outstanding shares as at December 31, 2009 was 157 million. As at December 31, 2009, there were approximately 0.9 million stock options outstanding and issuable assuming full conversion, where each option granted can be exercised for one common share.

SELECTED QUARTERLY INFORMATION

(Unaudited, in millions of U.S. dollars, except per share information)

	2009				2008				2007
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Net sales	$1,442	1,844	4,090	1,753	1,941	3,113	3,870	1,107	1,426
Gross profit	383	397	890	273	522	1,048	1,261	392	533
Net earnings (loss)	30	26	370	(60)	124	367	636	195	172
Earnings (loss) per share
-basic	$0.19	0.16	2.36	(0.38)	0.79	2.32	4.03	1.24	1.25
-diluted	$0.19	0.16	2.35	(0.38)	0.79	2.31	4.00	1.23	1.24

The agricultural products business is seasonal in nature. Consequently, quarter-to-quarter results are not directly comparable. Sales are concentrated in the spring and fall planting seasons, while produced inventories are accumulated throughout the year. Cash collections generally occur after the planting seasons in North and South America.

NON-GAAP MEASURES

In the discussion of our performance for the quarter, in addition to the primary measures of earnings and earnings per share, we make reference to EBIT (net earnings before interest expense and income taxes) and EBITDA (net earnings before interest expense, income taxes, depreciation, amortization and asset impairment). We consider EBIT and EBITDA to be useful measures of performance because income tax jurisdictions and business segments are not synonymous and we believe that allocation of income tax charges distorts the comparability of historical performance for the different business segments. Similarly, financing and related interest charges cannot be allocated to all business units on a basis that is meaningful for comparison with other companies.

EBIT and EBITDA are not recognized measures under GAAP, and our methods of calculation may not be comparable to other companies. Similarly, EBITDA should not be used as an alternative to cash provided by (used in) operating activities as determined in accordance with GAAP.

The following is a reconciliation of EBITDA and EBIT to net earnings as calculated in accordance with GAAP:

(millions of U.S. dollars)	Three Months Ended December 31
	2009					2008
	Retail	Wholesale	Advanced Technologies	Other	Consolidated	Retail	Wholesale	Advanced Technologies	Other	Consolidated
EBITDA	(30)	169	—	(44)	95	(32)	214	8	116	306
Depreciation and amortization	27	29	6	2	64	22	21	2	2	47
Asset impairment	—	—	—	—	—	—	87	—	—	87

EBIT	(57)	140	(6)	(46)	31	(54)	106	6	114	172

Interest expense					(26)					(35)
Income taxes					25					(13)

Net earnings					30					124

OUTLOOK, KEY RISKS AND UNCERTAINTIES

Grain and oilseed prices increased through the fourth quarter of 2009, driven by the latest U.S. corn harvest on record, positive global economic momentum and weakness in the U.S. dollar. Grain and oilseed futures prices declined somewhat in early January in response to higher than expected U.S. corn yield and production estimates released by the USDA. Despite historically strong production, record global demand for grains and oilseeds and overall improvement in the global economy has maintained grain and oilseed prices above historical averages.

This strength in grain and oilseed prices has continued to support crop input expenditures. Looking to 2010, we see continued improvement in the seed market due to the trend in adoption of new seed varieties, and a stronger crop protection market compared to last year due to increased usage of glyphosates, crop health products and increased weed resistance resulting in expanded use of alternative crop protection products.

North American demand was hampered in the fall application season due to a delayed U.S. harvest, which analysts anticipate will lead to greater demand for all three nutrients in the first half of 2010. In addition, record corn yields in the U.S. in the 2009 growing season means a large draw on soil reserves, which will need to be replenished in the upcoming year.

Between the start and end of the fourth quarter, benchmark U.S. Gulf urea prices increased 20 percent. U.S. demand began to show strength in December, after a delayed harvest. Most analysts expect U.S. nitrogen demand to continue to be strong in the first half of 2010 due to a combination of a slow fall season and forecasts of increased corn area. The Fertilizer Institute (TFI) reported that December 2009 urea inventories in North America were 42 percent below December 2008 levels and 9 percent below the five-year average. An additional factor supporting the nitrogen market is anticipated increases in the formula-based natural gas prices paid by Ukrainian nitrogen producers. Currently, Ukrainian nitrogen producers are paying a significantly lower price than the prevailing formula price at the Russia/Ukraine border but this is expected to change after the first quarter of 2010.

Phosphate fundamentals improved significantly in the second half of 2009, but the market was slow to react to a tighter supply and demand balance which contributed to increased volatility in the last month of the year. Phosphate prices increased by over 30 percent between mid-November and the end of December, as the market was ignited by Chinese import purchases, which was followed by improved demand from many destinations. Going forward, the supply situation appears tight heading into the spring. U.S. December DAP and MAP inventories were reported by TFI to be 38 percent below five-year average levels and 60 percent below December 2008. Phosphate production is also running at a significantly higher rate on a global scale, resulting in increased demand and pricing for raw materials such as sulphur and ammonia. Non-integrated producer costs have increased as a result of higher input costs, including higher phosphate rock and phosphoric acid costs. Going forward, analysts expect India and Latin America to import more phosphate in 2010 versus 2009.

Demand in the potash market showed significant signs of recovery at the beginning of 2010. Analysts report that there is considerable pent-up demand in the potash market as importers have been waiting for a Chinese potash contract to be agreed upon. North American purchases for spring applications increased in late December, and demand continued early in 2010. In addition, Brazilian potash inventories are reportedly tight and import demand is expected to rebound. India imported large volumes of potash in late 2009 but there is uncertainty on the timing of new 2010 purchases due to changes in global potash prices. In addition, the timing and impact of changes in Indian fertilizer subsidies to a proposed Nutrient Based Subsidy is an uncertainty in the potash and phosphate markets.

Forward-Looking Statements

Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in the MD&A section of the Corporation’s most recent annual report to shareholders, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, CF’s failure to accept Agrium’s proposal and enter into a definitive agreement to effect the transaction, timing and final terms of completion of the proposed CF acquisition, Agrium common shares issued in connection with the proposed acquisition may have a market value lower than expected, the businesses of Agrium and CF, or any other recent business acquisitions, may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the expected combination benefits and synergies and costs savings from the Agrium/CF transaction may not be fully realized or not realized within the expected time frame, the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies, weather conditions, crop prices, the future supply, demand, price and cost level for our major products, capital costs being significantly different than projected, including costs associated with major projects, future gas prices and gas availability in key markets, future operating rates and production costs at Agrium’s facilities, the exchange and tax rates for U.S., Canada and Argentina and any changes in government policy in key agriculture markets, including the application of price controls and tariffs on fertilizers and the availability of subsidies or changes in their amounts, the ongoing global financial conditions and changes in credit markets; failure of the Egyptian government to issue all necessary approvals to complete the MOPCO expansion as planned and any potential delay in completing planned expansion projects, Egyptian and Argentinean governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, changes in environmental, tax and other laws or regulations and the interpretation thereof and other risk factors detailed from time to time in Agrium and CF’s reports filed with the SEC. Except as required by law, Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.

Important Information

This press release does not constitute an offer to exchange, or a solicitation of an offer to exchange, common stock of CF Industries Holdings, Inc. (“CF”), nor is it a substitute for the Tender Offer Statement on Schedule TO or the Prospectus/Offer to Exchange included in the Registration Statement on Form F-4 (including the Letter of Transmittal and related documents) (collectively, as amended from time to time, the “Exchange Offer Documents”) filed by Agrium Inc. (“Agrium”) with the U.S. Securities and Exchange Commission (the “SEC”) on March 16, 2009, as amended. The Registration Statement on Form F-4 has not yet become effective. The offer to exchange is made only through the Exchange Offer Documents. INVESTORS AND SECURITY HOLDERS OF AGRIUM AND CF ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND OTHER RELEVANT MATERIALS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT

INFORMATION ABOUT THE OFFER TO EXCHANGE. Such documents are available free of charge through the web site maintained by the SEC at www.sec.gov, by calling the SEC at telephone number 800-SEC-0330 or by directing a request to the Agrium Investor Relations/Media Department, Agrium Inc, 13131 Lake Fraser Drive S.E., Calgary, Alberta, Canada T2J 7E8.

Agrium and its directors and executive officers and other persons are deemed to be participants in any solicitation of proxies from CF’s stockholders in respect of the proposed transaction with CF. Information regarding Agrium’s directors and executive officers is available in its management proxy circular dated March 23, 2009, relating to the annual general meeting of its shareholders held on May 13, 2009. Other information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement filed in connection with the proposed transaction.

All information in this press release concerning CF, including its business, operations and financial results, was obtained from public sources. While Agrium has no knowledge that any such information is inaccurate or incomplete, Agrium has not had the opportunity to verify any of that information.

OTHER

Agrium Inc. is a major Retail supplier of agricultural products and services in North and South America, a leading global Wholesale producer and marketer of all three major agricultural nutrients and the premier supplier of specialty fertilizers in North America through our Advanced Technologies business unit. Agrium’s strategy is to grow across the value chain through acquisition, incremental expansion of its existing operations and through the development, commercialization and marketing of new products and international opportunities. Our strategy places particular emphasis on growth opportunities that both increase and stabilize our earnings profile in the continuing transformation of Agrium.

A WEBSITE SIMULCAST of the 2009 4th Quarter Conference Call will be available in a listen-only mode beginning Tuesday, February 9th at 9:30 a.m. MT (11:30 a.m. ET). Please visit the following website: www.agrium.com

FOR FURTHER INFORMATION:

Investor/Media Relations:

Richard Downey, Senior Director, Investor Relations

(403) 225-7357

Todd Coakwell, Manager, Investor Relations

(403) 225-7437

Contact us at: www.agrium.com

AGRIUM INC.

Consolidated Statements of Operations

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

	Three months ended December 31,		Twelve months ended December 31,
	2009	2008	2009	2008
Sales	1,501	1,985	9,328	10,268
Direct freight	59	44	199	237

Net sales	1,442	1,941	9,129	10,031
Cost of product	1,055	1,203	7,123	6,592
Inventory and purchase commitment write-down	4	216	63	216

Gross profit	383	522	1,943	3,223
Expenses
Selling	227	249	918	815
General and administrative	50	40	202	192
Depreciation and amortization	32	27	124	110
Potash profit and capital tax	(4)	37	4	162
Earnings from equity investees	(8)	(1)	(27)	(4)
Asset impairment	—	87	—	87
Other expenses (income)	56	(39)	142	(125)

Earnings before interest, income taxes and non-controlling interests	30	122	580	1,986
Interest on long-term debt	22	28	91	82
Other interest	4	7	19	23

Earnings before income taxes and non-controlling interests	4	87	470	1,881
Income taxes	(25)	13	105	589
Non-controlling interests	(1)	(50)	(1)	(30)

Net earnings	30	124	366	1,322

Earnings per share
Basic	0.19	0.79	2.33	8.39
Diluted	0.19	0.79	2.33	8.34

Weighted average number of shares outstanding (millions)
Basic	157	157	157	158
Diluted	158	158	157	159

AGRIUM INC.

Consolidated Statements of Cash Flows

(Millions of U.S. dollars)

(Unaudited)

	Three months ended December 31,		Twelve months ended December 31,
	2009	2008	2009	2008
Operating
Net earnings	30	124	366	1,322
Items not affecting cash
Inventory and purchase commitment write-down	4	216	63	216
Depreciation and amortization	64	47	242	218
Earnings from equity investees	(8)	(1)	(27)	(4)
Asset impairment	—	87	—	87
Stock-based compensation	34	(35)	73	(25)
Unrealized loss (gain) on derivative financial instruments	17	49	(39)	77
Unrealized foreign exchange (gain) loss	(5)	9	62	(6)
Future income taxes	(89)	91	(309)	363
Non-controlling interests	(1)	(50)	(1)	(30)
Other	10	(104)	24	(77)
Net changes in non-cash working capital	848	238	950	(1,097)

Cash provided by operating activities	904	671	1,404	1,044

Investing
Acquisitions, net of cash acquired	—	—	(15)	(2,740)
Capital expenditures	(131)	(91)	(313)	(506)
Proceeds from disposal of property, plant and equipment, and investments	7	4	14	27
Purchase of CF Industries Holdings, Inc. shares	—	—	(65)	—
Other	(48)	(37)	(134)	(156)

Cash used in investing activities	(172)	(124)	(513)	(3,375)

Financing
Bank indebtedness	(61)	(292)	(381)	261
Long-term debt issued	32	—	78	1,620
Transaction costs on long-term debt	(1)	—	(1)	(12)
Repayment of long-term debt	—	(58)	(1)	(795)
Contributions from non-controlling interests	—	—	—	171
Dividends paid	—	—	(17)	(18)
Shares issued, net of issuance costs	6	—	7	4
Shares repurchased	—	(35)	—	(35)
Other	—	4	—	—

Cash (used in) provided by financing activities	(24)	(381)	(315)	1,196

Increase (decrease) in cash and cash equivalents	708	166	576	(1,135)
Cash and cash equivalents – beginning of period	225	208	374	1,509
Deconsolidation of EAgrium subsidiary	—	—	(17)	—

Cash and cash equivalents – end of period	933	374	933	374

AGRIUM INC.

Consolidated Balance Sheets

(Millions of U.S. dollars)

(Unaudited)

	As at December 31,
	2009	2008
ASSETS
Current assets
Cash and cash equivalents	933	374
Accounts receivable	1,324	1,242
Inventories	2,137	3,047
Prepaid expenses and deposits	612	475
Marketable securities	114	—

	5,120	5,138
Property, plant and equipment	1,782	2,036
Intangibles	617	653
Goodwill	1,801	1,783
Investment in equity investees	370	71
Other assets	95	156

	9,785	9,837

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank indebtedness	106	610
Accounts payable and accrued liabilities	2,475	2,200

	2,581	2,810
Long-term debt	1,699	1,622
Other liabilities	381	328
Future income tax liabilities	521	725
Non-controlling interests	11	242

	5,193	5,727
Shareholders’ equity	4,592	4,110

	9,785	9,837

AGRIUM INC.

Consolidated Statements of Comprehensive Income and Shareholders’ Equity

(Millions of U.S. dollars, except share data)

(Unaudited)

	Millions of common shares	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive income	Total shareholders’ equity
December 31, 2007	158	1,972	8	1,024	84	3,088

Transition adjustment (a)				4		4

	158	1,972	8	1,028	84	3,092

Net earnings				1,322		1,322
Cash flow hedges (b)					(14)	(14)
Foreign currency translation					(242)	(242)

Comprehensive income						1,066

Dividends				(17)		(17)
Shares repurchased	(1)	(15)		(20)		(35)
Stock options exercised		4				4

December 31, 2008	157	1,961	8	2,313	(172)	4,110

Net earnings				366		366
Cash flow hedges (c)					(4)	(4)
Available for sale financial instruments (d)					29	29
Foreign currency translation					100	100

Comprehensive income						491

Dividends				(17)		(17)
Stock options exercised		8				8

December 31, 2009	157	1,969	8	2,662	(47)	4,592

(a)	Adjustment at January 1, 2008 for adoption of accounting standards for inventory. Net of tax of $1-million.
(b)	Net of tax of $2-million and non-controlling interest of $7-million.
(c)	Net of tax of $2-million.
(d)	Net of tax of $19-million.

AGRIUM INC.

Results by Segment

(Unaudited – millions of U.S. dollars)

Schedule 1

	Three months ended December 31,
	Retail		Wholesale		Advanced Technologies		Other		Total
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Net Sales – external	736	1,021	621	857	85	63	—	—	1,442	1,941
– inter-segment	2	1	95	125	10	13	(107)	(139)	—	—

Total net sales	738	1,022	716	982	95	76	(107)	(139)	1,442	1,941
Cost of product	549	701	534	578	77	57	(105)	(133)	1,055	1,203
Inventory and purchase commitment write-down	—	93	2	121	2	2	—	—	4	216

Gross profit	189	228	180	283	16	17	(2)	(6)	383	522

Gross profit (%)	26	22	25	29	17	22			27	27

Selling expenses	211	242	8	7	9	2	(1)	(2)	227	249

EBITDA (1)	(30)	(32)	169	214	—	8	(44)	116	95	306

EBIT (2)	(57)	(54)	140	106	(6)	6	(46)	114	31	172

	Twelve months ended December 31,
	Retail		Wholesale		Advanced Technologies		Other		Total
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Net Sales – external	6,160	5,511	2,708	4,227	261	293	—	—	9,129	10,031
– inter-segment	4	5	311	459	43	59	(358)	(523)	—	—

Total net sales	6,164	5,516	3,019	4,686	304	352	(358)	(523)	9,129	10,031
Cost of product	4,982	3,997	2,316	2,774	248	271	(423)	(450)	7,123	6,592
Inventory and purchase commitment write-down	—	93	61	121	2	2	—	—	63	216

Gross profit	1,182	1,426	642	1,791	54	79	65	(73)	1,943	3,223

Gross profit (%)	19	26	21	38	18	22			21	32

Selling expenses	882	788	34	29	13	6	(11)	(8)	918	815

EBITDA (1)	266	560	607	1,670	22	50	(72)	41	823	2,321

EBIT (2)	163	480	495	1,478	3	33	(80)	25	581	2,016

(1)	Net earnings (loss) before interest expense, income taxes, depreciation, amortization and asset impairment.
(2)	Net earnings (loss) before interest expense and income taxes.

AGRIUM INC.

Product Lines

Three months ended December 31

(Unaudited – millions of U.S. dollars)

Schedule 2a

	2009							2008
	Net Sales	Cost of Product (1)(2)	Gross Profit	Sales Tonnes (000’s)	Selling Price ($/Tonne)	Cost of Product ($/Tonne)	Margin ($/Tonne)	Net Sales	Cost of Product (1)(2)	Gross Profit	Sales Tonnes (000’s)	Selling Price ($/Tonne)	Cost of Product ($/Tonne)	Margin ($/Tonne)
Wholesale
Nitrogen	294	199	95	930	316	214	102	355	219	136	691	514	317	197
Potash	135	61	74	353	382	172	210	192	33	159	283	678	116	562
Phosphate	91	90	1	232	392	388	4	153	67	86	137	1,117	489	628
Product purchased for resale	161	159	2	598	269	266	3	251	359	(108)	388	647	925	(278)
Other	35	27	8	146				31	21	10	69

	716	536	180	2,259	317	237	80	982	699	283	1,568	626	446	180

Retail (3)
Crop nutrients	431	385	46					631	571	60
Crop protection products	234	136	98					288	155	133
Seed, services and other	73	28	45					103	68	35

	738	549	189					1,022	794	228

Advanced Technologies (4)
Turf and ornamental	75	64	11					57	48	9
Agriculture	20	15	5					19	11	8

	95	79	16					76	59	17

Other inter-segment eliminations	(107)	(105)	(2)					(139)	(133)	(6)

Total	1,442	1,059	383					1,941	1,419	522

(1)	Includes inventory and purchase commitment write-down of $4-million (2008 - $216-million):

(a)	Wholesale has $2-million for product purchased for resale (2008 - $121-million)
(b)	Retail has nil for crop nutrients (2008 - $93-million)
(c)	Advanced Technologies has $2-million (2008 - $2-million)

(2)	Includes depreciation of $32-million (2008 - $20-million):

(a)	Wholesale has $28-million (2008 - $18-million): $14-million for nitrogen (2008 - $9-million), $3-million for potash (2008 - $4-million), $10-million for phosphate (2008 - $4-million) and $1-million for other (2008 - $1-million)
(b)	Advanced Technologies has $4-million (2008 - $2-million)

(3)	International Retail net sales were $76-million (2008 - $106-million) and gross profit was $11-million (2008 - $6-million)
(4)	Comparative figures have been reclassified to conform to the current year’s revised categories.

AGRIUM INC.

Product Lines

Twelve months ended December 31

(Unaudited – millions of U.S. dollars)

Schedule 2b

	2009							2008
	Net Sales	Cost of Product (1)(2)	Gross Profit	Sales Tonnes (000’s)	Selling Price ($/Tonne)	Cost of Product ($/Tonne)	Margin ($/Tonne)	Net Sales	Cost of Product (1)(2)	Gross Profit	Sales Tonnes (000’s)	Selling Price ($/Tonne)	Cost of Product ($/Tonne)	Margin ($/Tonne)
Wholesale
Nitrogen	1,247	835	412	3,766	331	222	109	1,815	1,103	712	3,551	511	310	201
Potash	333	159	174	763	436	208	228	816	184	632	1,686	484	109	375
Phosphate	436	398	38	1,004	434	396	38	847	426	421	906	935	470	465
Product purchased for resale	816	853	(37)	2,672	305	319	(14)	971	1,013	(42)	1,781	545	569	(24)
Other	187	132	55	567				237	169	68	583

	3,019	2,377	642	8,772	344	271	73	4,686	2,895	1,791	8,507	551	340	211

Retail (3)
Crop nutrients	2,522	2,310	212					2,718	2,091	627
Crop protection products	2,638	1,990	648					2,115	1,539	576
Seed, services and other	1,004	682	322					683	460	223

	6,164	4,982	1,182					5,516	4,090	1,426

Advanced Technologies (4)
Turf and ornamental	222	188	34					239	196	43
Agriculture	82	62	20					113	77	36

	304	250	54					352	273	79

Other inter-segment eliminations	(358)	(423)	65					(523)	(450)	(73)

Total	9,129	7,186	1,943					10,031	6,808	3,223

(1)	Includes inventory and purchase commitment write-down of $63-million (2008 - $216-million):

(a)	Wholesale has $61-million (2008 - $121-million): $2-million for nitrogen (2008 - nil), $2-million for phosphate (2008 - nil), $56-million for product purchased for resale (2008 - $121-million) and $1-million for other (2008 - nil)
(b)	Retail has nil for crop nutrients (2008 - $93-million)
(c)	Advanced Technologies has $2-million (2008 - $2-million)

(2)	Includes depreciation of $118-million (2008 - $108-million):

(a)	Wholesale has $107-million (2008 - $101-million): $55-million for nitrogen (2008 - $52-million), $16-million for potash (2008 - $20-million), $32-million for phosphate (2008 - $25-million) and $4-million for other (2008 - $4-million)
(b)	Advanced Technologies has $11-million (2008 - $7-million)

(3)	International Retail net sales were $196-million (2008 - $331-million) and gross profit was $25-million (2008 - $72-million)
(4)	Comparative figures have been reclassified to conform to the current year’s revised categories.

AGRIUM INC.

Selected Wholesale Sales Prices and Volumes

(Unaudited)

Schedule 3

	Three months ended December 31,				Twelve months ended December 31,
	2009		2008		2009		2008
	Sales Tonnes (000’s)	Selling Price ($/Tonne)	Sales Tonnes (000’s)	Selling Price ($/Tonne)	Sales Tonnes (000’s)	Selling Price ($/Tonne)	Sales Tonnes (000’s)	Selling Price ($/Tonne)
Nitrogen
Domestic
Ammonia	325	357	260	622	1,070	408	1,016	595
Urea	365	313	258	477	1,445	326	1,308	557
Other	149	220	113	377	709	242	865	379

Total domestic nitrogen	839	314	631	518	3,224	335	3,189	521
International nitrogen	91	344	60	463	542	310	362	424

Total nitrogen	930	316	691	514	3,766	331	3,551	511

Potash
Domestic	279	388	154	782	467	457	907	525
International	74	363	129	563	296	404	779	437

Total potash	353	382	283	678	763	436	1,686	484

Phosphate	232	392	137	1,117	1,004	434	906	935

Product purchased for resale	598	269	388	647	2,672	305	1,781	545

Ammonium sulfate	90	184	48	351	360	225	299	337

Other	56		21		207		284

Total Wholesale	2,259	317	1,568	626	8,772	344	8,507	551